EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2011	2010	2011	2010
Earnings before income taxes	$1,980	$1,782	$4,083	$3,673
Fixed charges	141	141	281	288

Total earnings available for fixed charges	$2,121	$1,923	$4,364	$3,961

Fixed Charges:
Interest expense	$119	$119	$237	$244
Interest component of rental payments	22	22	44	44

Total fixed charges	$141	$141	$281	$288

Ratio of earnings to fixed charges	15.0	13.6	15.5	13.8

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.